PE 9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated September 19, 2002.
2.	Press Release dated September 18, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2002

RESEARCH IN MOTION LIMITED

By: ______________________
Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

RESEARCH IN MOTION FILES FOURTH COMPLAINT AGAINST GOOD TECHNOLOGY

Good Technology and Good Technology Executive Named As Defendants

Waterloo, ON – September 19, 2002 - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a pioneer and world leader in the mobile communications market, announced that it has filed a fourth lawsuit against Good Technology, Inc. This lawsuit has been filed in the United States Superior Court of the State of California, Judge Raymond J. Ikola presiding. Both Good Technology and a Good Technology Vice President have been named as defendants in this complaint.

The complaint alleges that Good Technology has engaged in misappropriation of trade secrets, breach of contract, tortious interference with contracts and prospective economic relations, unfair competition, unjust enrichment, breach of implied duty of good faith and fair dealing, and civil conspiracy.

By way of relief, RIM is asking the Court for injunctive relief. In addition, RIM is asking the Court for an award of general, special and punitive damages for Good Technology's unfair competitive acts as well as attorneys' fees and costs to RIM.

In June 2002, RIM filed a separate lawsuit against Good Technology alleging that Good Technology's wireless goods and services infringe on four RIM patents within RIM's Wireless Integration Patent Portfolio. In July 2002, RIM filed an additional separate lawsuit against Good Technology alleging that Good Technology infringes on a portion of RIM's Copyright Portfolio associated with the user interface on RIM's line of BlackBerry Wireless Handhelds™. In July 2002, RIM filed another separate lawsuit against Good Technology alleging that Good Technology has engaged in unfair competition, false advertising, trademark infringement and trademark dilution resulting in the unlawful use of the RIM and BlackBerry™ marks.

RIM is continuing its review of Good Technology's goods and services to determine whether any other rights are violated.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). Investors may contact investor_relations@rim.net. Customers may contact info@rim.net. For more information, visit www.rim.com.

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Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
203.399.3301
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

DOCUMENT 2

RESEARCH IN MOTION FILES KEYBOARD PATENT COMPLAINT AGAINST HANDSPRING

Waterloo, ON - September 18, 2002 - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today announced that it has filed a complaint in the United States District Court for the District of Delaware against Handspring, Inc. The complaint alleges that certain devices in the Treo Communicator series (Treo k180, Treo 270 and Treo 300) manufactured, marketed and sold by Handspring infringe the claims of a patent associated with unique keyboard features implemented in RIM's award-winning BlackBerry™ handhelds.

RIM is a pioneer in the development of wireless handhelds and has invested substantial research and development and marketing effort to build goodwill in the design and utility of its handhelds and wireless communications services. RIM has already received various patents (and additional patents are pending) protecting certain intellectual property rights in the ornamental and functional design of its products.

Further details of the complaint were not disclosed.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). Investors may contact investor_relations@rim.net. Customers may contact info@rim.net. For more information, visit www.rim.com.

###

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
203.399.3301
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.